Exhibit (a)(1)(G)

IMMEDIATE RELEASE

COLUMBUS MCKINNON COMMENCES CASH TENDER OFFER AT $50 PER SHARE

FOR ALL SHARES OF MAGNETEK COMMON STOCK

AMHERST, NY.—August 5, 2015—Columbus McKinnon Corporation (NASDAQ: CMCO), a leading designer, manufacturer and marketer of material handling products, today announced that its wholly-owned subsidiary, Megatron Acquisition Corp., has launched its previously announced cash tender offer at $50 per share for all of the shares of Magnetek, Inc.’s (NASDAQ: MAG) common stock.

On July 27, 2015, the parties announced that they had signed a definitive merger agreement and that the tender offer would follow. The boards of directors of both companies unanimously approved the terms of the merger agreement, including the tender offer, and Magnetek’s board of directors recommended that Magnetek shareholders tender their shares into the offer.

Under the terms of, and subject to the conditions set forth in the merger agreement, as soon as practicable following the acceptance of shares in the tender offer, Megatron will merge with and into Magnetek pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. All issued and outstanding shares of Magnetek’s common stock, other than shares held in the treasury of Magnetek or owned by Columbus McKinnon or any subsidiary of Columbus McKinnon or Magnetek, or shares held by shareholders of Magnetek who have validly exercised appraisal rights under Delaware law, will be canceled and converted in the merger into the right to receive $50.00 per share in cash.

The completion of the tender offer is subject to, among other things, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and requires at least a majority of all then outstanding shares of Magnetek’s common stock to be tendered. The transaction is not conditioned on CMCO obtaining financing.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on September 1, 2015, unless extended. All of the members of Magnetek’s Board of Directors and executive officers, as well as Fundamental Global Investors, LLC and certain of its affiliates, have entered into agreements to tender shares beneficially owned by them into the tender offer.

About Columbus McKinnon

Columbus McKinnon is a leading worldwide designer, manufacturer and marketer of material handling products, systems and services, which efficiently and ergonomically move, lift, position and secure materials. Key products include hoists, cranes, actuators and rigging tools. The Company is focused on commercial and industrial applications that require the safety and quality provided by its superior design and engineering know-how. Comprehensive information on Columbus McKinnon is available on its website at http://www.cmworks.com.

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COLUMBUS MCKINNON COMMENCES CASH TENDER OFFER AT $50 PER SHARE FOR ALL SHARES OF MAGNETEK

August 5, 2015

Additional Information and Where You Can Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Magnetek’s common stock is being made pursuant to an Offer to Purchase and related tender offer materials that Megatron Acquisition Corp. will file with the Securities and Exchange Commission (SEC). Megatron Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the SEC and Magnetek will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Magnetek’s shareholders at no expense to them by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

Any statements made concerning the proposed transaction between Columbus McKinnon and Magnetek, the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, future revenue and earnings and any other statements that are not purely historical fact are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by Columbus McKinnon or Magnetek and their respective subsidiaries, conditions affecting Columbus McKinnon’s or Magnetek’s customers and suppliers, competitor responses to Columbus McKinnon or Magnetek’s products and services, the overall market acceptance of such products and services, the integration of the businesses and other factors disclosed in Columbus McKinnon’s and Magnetek’s periodic reports filed with the SEC. Consequently, such forward looking statements should be regarded as Columbus McKinnon’s and Magnetek’s current plans, estimates and beliefs. Neither Columbus McKinnon nor Magnetek assume any obligation to update the forward-looking information contained in this report, except as expressly required by law.

Contacts:

Columbus McKinnon
Gregory P. Rustowicz	Investor Relations:
Vice President - Finance and Chief Financial Officer	Deborah K. Pawlowski
Columbus McKinnon Corporation	Kei Advisors LLC
716-689-5442	716-843-3908
greg.rustowicz@cmworks.com	dpawlowski@keiadvisors.com

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